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                             BINGHAM McCUTCHEN LLP
                              ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                                       December 6, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re: Pioneer Series Trust V (File Nos. 333-129005; 811-21823)
    Registration Statement on Form N-1A

Ladies and Gentlemen:

   This letter is to respond to comments we received from Mr. Dominic Minore of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment
No. 16 to the Registration Statement on Form N-1A of Pioneer Series Trust V (the "Registrant") relating to Pioneer Long/Short Global Bond Fund and Pioneer Long/Short Opportunistic Credit Fund. Following are the Staff's comments and the Registrant's responses thereto:

I. General Comment

1.   Comment: The Staff asked that the Registrant provide a letter to the
              Commission that includes certain "Tandy" acknowledgments with the Registrant's response to the Staff's comments.

    Response: A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

II. Comments Applicable to Each Fund's Prospectus

A. Fees and Expenses

1.   Comment: The Staff requested that the Registrant confirm that each Fund does not intend to invest in other investment companies to the extent that Acquired Fund Fees and Expenses will represent 0.01% or more of the Fund's expenses during the next twelve months, and that estimated expenses related to investments in other investment companies are reflected in the Other Expenses line item.

    Response: The Registrant confirms that each Fund does not intend to invest in other investment companies to the extent that Acquired Fund Fees and Expenses will represent 0.01% or more of the Fund's expenses during the next twelve months, and that estimated expenses related to investments in other investment companies are reflected in the Other Expenses line item.

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2.  Comment:  The Staff requested that the Registrant confirm in its response that the adviser has no ability to recoup any amounts waived or expenses reimbursed under the contractual expense limitation arrangement discussed in Footnote 2 to the Fee Table for each Fund.

    Response: The Registrant confirms that the adviser has no ability to recoup any amounts waived or expenses reimbursed under the contractual expense limitation arrangement discussed in Footnote 2 to the Fee Table for each Fund.

3.  Comment:  The Staff noted that the Registrant states that the contractual expense limitation arrangement for each Fund may be terminated for a class of a Fund only by agreement of the adviser and the Board of Trustees. The Staff requested that the Registrant confirm in its response that the Board of Trustees does not intend to terminate either arrangement during the next twelve months.

    Response: The Registrant confirms that it has not been informed that the Board of Trustees intends to terminate the contractual expense limitation arrangement with respect to either Fund during the next twelve months.

B. Principal Investment Strategies

1. The Staff noted that the Registrant states that, normally, each Fund invests at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in debt instruments and related derivative instruments.

a.  Comment:   The Staff requested that the Registrant revise "related
               derivative instruments" to state "derivative instruments that have economic characteristics similar to debt instruments."

    Response:  The Registrant has revised the disclosure with respect to the
               Staff's comment.

b.  Comment:   The Staff noted that, with respect to each Fund, the
               Registrant should confirm that the Fund's 80% investment policy is a fundamental policy or disclose that the Fund has adopted a policy to provide the Fund's shareholders with at least 60 days prior notice any change in the policy, in accordance with Rule 35d-1.

    Response:  The Registrant has added disclosure to confirm that each
               Fund's 80% policy is not a fundamental policy and that each Fund has adopted a policy to provide shareholders with at least 60 days prior notice any change in the policy.

2.  Comment:   The Staff noted that the Registrant states that each Fund may invest in mortgage-related or mortgage-backed securities. The
               Staff requested that the Registrant confirm in its response that neither Fund intends to invest in synthetic CDOs or similar types of securities, or specifically disclose such investments in each Fund's investment strategy disclosure.

    Response:  The Registrant has added disclosure to address the Staff's comment.

3. The Staff noted that under normal circumstances, the average portfolio duration of Pioneer Long/Short Global Bond Fund will be between negative three years and positive three years, and the average portfolio duration of Pioneer Opportunistic Long/Short Credit Fund will be between negative four years and positive four years.

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a.  Comment:   The Staff suggested that the Registrant include a brief
               illustration of duration, such as the expected impact of a 1% increase in interest rates on the Fund's portfolio.

    Response:  The Registrant has added disclosure to address the Staff's comment.

b.  Comment:   The Staff requested that the Registrant clarify how the
               adviser will determine where to position each Fund's average portfolio duration along the indicated negative three/four year and positive three/four year spectrum.

    Response:  The Registrant has added disclosure to address the Staff's comment.

4.  Comment:   The Staff noted that each Fund may invest in REITs. The Staff noted that if investment in REITs is a principal investment strategy, the Registrant should include a separate risk factor related to investment in REITs.

    Response:  The Registrant has revised the disclosure to address the
               Staff's comment.

5. The Staff noted that the Registrant states that each Fund may invest substantially in non-U.S. securities, including securities of emerging market issuers.

a.  Comment:   The Staff requested that the Registrant specify the maximum percentage of Pioneer Opportunistic Long/Short Credit Fund's assets that can be invested in foreign issuers generally and in emerging market issuers specifically, or disclose that there is no limit on such investments.

    Response:  The Registrant has revised the disclosure to address the
               Staff's comment.

b.  Comment:   The Staff requested that the Registrant disclose the maximum percentage of Pioneer Long/Short Global Bond Fund's assets that can be invested in emerging markets securities or disclose that there is no limit on such investments.

    Response:  The Registrant has revised the disclosure to address the
               Staff's comment.

6.  Comment:   The Staff requested that the Registrant include an
               undertaking in its response to the Staff's comments that, to the extent that either Fund's investments in any one region or country represent a material percentage of the Fund's assets, the Registrant will supplement such Fund's prospectus to disclose the specific risks of investing in such region or country.

    Response:  The Registrant undertakes that, to the extent that either
               Fund's investments in any one region or country represent a material percentage of the Fund's assets, the Registrant will supplement such Fund's prospectus to disclose the specific risks of investing in such region or country.

7.  Comment:   The Staff requested that the Registrant add disclosure to
               identify the minimum number of countries in which Pioneer
               Long/Short Global Bond Fund will invest. The Staff noted that if such minimum number is less than three, the Registrant should explain why that would be appropriate for a fund that includes "global" in its name.

    Response:  The Registrant has added disclosure to address the Staff's comment.

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8.  Comment:   The Staff requested that the Registrant confirm in its
               response to the Staff's comments that the disclosure in the prospectus regarding each Fund's use of derivatives addresses the observations and concerns noted in the letter from Barry
               D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010) regarding derivatives related disclosure by investment companies, particularly as such observations relate to tailored disclosure regarding a fund's use of derivatives. Alternatively, the Staff suggested that the Registrant further tailor the disclosure as to how each Fund intends to use specific derivative instruments in implementing its principal investment strategies.

    Response:  The Registrant confirms that the disclosure in each Fund's prospectus regarding the Fund's use of derivatives addresses the observations and concerns noted in the letter from the Division of Investment Management to the Investment Company Institute regarding derivatives-related disclosure by investment companies.

9.  Comment:   The Staff noted that the Registrant states that each Fund may engage in short sales "to enhance total return," and requested that the Registrant clarify the extent to which each Fund intends to use short sales for speculative purposes.

    Response:  The Registrant has revised the disclosure to address the
               Staff's comment.

C. Principal Risks


1.  Comment:   The Staff requested that the Registrant expand the risk
               disclosure regarding derivatives to address specifically the types of derivatives each Fund intends to use and the risks applicable to such instruments.

    Response:  The Registrant has revised the disclosure with respect to the
               Staff's comment.

2.  Comment:   The Staff noted that each Fund may invest in below investment grade securities, including securities in default. The Staff requested that the risks of investing in securities in default be addressed specifically in the junk bond risk factor.

    Response:  The Registrant has revised the disclosure to address the
               Staff's comment.

3.  Comment:   The Staff noted that each Fund's investments may include
               instruments that allow for balloon payments or negative amortization payments, and requested that the Registrant include separate risk factors with respect to such instruments.

    Response:  The Registrant has revised the disclosure to address the
               Staff's comment.

4.  Comment:   The Staff noted that the Registrant states under "Extension
               Risk" that during periods of rising interest rates, the average life of certain types of securities may be extended because of slower than expected principal payments. This may lock in a below market interest rate, increase the security's duration and reduce the value of the security. The Staff requested that the Registrant consider replacing the word
               "duration" with "actual maturity" or "estimated maturity" to avoid inconsistency with the disclosure regarding duration in each Fund's principal investment strategy section.

    Response:  The Registrant respectfully submits that "duration" is the correct term to use in the disclosure referenced by the Staff, but notes that it has revised the disclosure to make it

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                  more consistent with the disclosure
                  regarding duration in each Fund's principal investment strategy section.

D. More on each Fund's Principal Investment Strategies

1.  Comment:   The Staff requested that the Registrant include the word
               "junk" in the heading for the "Below Investment Grade
               Securities" paragraph.

    Response:  The Registrant has revised the disclosure to address the
               Staff's comment.

E. Management Fee

1.  Comment:   The Staff requested that the Registrant revise the disclosure regarding each Fund's management fee schedule to clarify that the word "assets" in the description of the breakpoint in each Fund's fee schedule is intended to mean "average daily net assets."

    Response:  The Registrant has revised the disclosure to address the
               Staff's comment.

   Please call the undersigned at (617) 951-8458 or Toby Serkin at
(617) 951-8760 with any questions.

                                                  Sincerely,

                                                  /s/ Jeremy Kantrowitz

                                                  Jeremy Kantrowitz

cc:  Terrence J. Cullen
     Christopher J. Kelley
     Roger P. Joseph
     Toby R. Serkin

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